OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

03002413

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 3-3-03

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-50602

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) **AND ENDING** December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
ThinkEquity Partners

Official Use Only

Firm ID No. 44274

Address of Principal Place of Business:
(Do not use P.O. Box No.)
222 South Ninth Street, Suite 2800
(No. and Street)

RECD S.E.C.
FEB 27 2003
535

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Bill Stewart — (612) 677-5762
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name—if individual, state last, first, middle name)

90 South Seventh Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Charles N. Hayssen swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of ThinkEquity Partners LLC as of December 31, 2002 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Charles N. Hayssen
Chairman of the Operating Committee
ThinkEquity Partners LLC

Notary Public

STEVEN M. PETERSON
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

THINKEQUITY PARTNERS LLC

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Members
ThinkEquity Partners LLC:

We have audited the accompanying statements of financial condition of ThinkEquity Partners LLC (the Company) as of December 31, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of ThinkEquity Partners LLC at December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 31, 2003

THINKEQUITY PARTNERS LLC

Statements of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents	$	741,592	3,411,451
Receivables from brokers, dealers, and others		897,487	278,542
Miscellaneous receivables		29,158	333,611
Due from Parent		79,008	—
Securities owned, at market		19,381	769,750
Other investments, at cost		85,100	—
Deposits with clearing broker		300,000	390,067
Prepaid expenses		29,603	110,707
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $420,078 and $181,783)		1,064,495	601,115
Lease deposits		82,991	98,591
Total assets	$	3,328,815	5,993,834
Liabilities and Members' Equity			
Liabilities:			
Accounts payable	$	250,332	331,336
Securities sold, not yet purchased, at market		3,793	115,532
Accrued employee compensation and benefits		759,425	2,209,112
Other accrued expenses		110,769	135,872
Subordinated debt		1,000,000	—
Lease payable		42,089	62,104
Total liabilities		2,166,408	2,853,956
Members' equity		1,162,407	3,139,878
Total liabilities and members' equity	$	3,328,815	5,993,834

See accompanying notes to statements of financial condition.

THINKEQUITY PARTNERS LLC

Notes to Statements of Financial Condition

December 31, 2002

(1) Description of Business

ThinkEquity Partners LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, and investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company is a wholly owned subsidiary of ThinkEquity Holdings LLC (the Parent), a limited liability company.

The Company was reorganized from its predecessor, Craig-Hallum Capital Group, Inc., as a limited liability company on June 27, 2001. The merger was accounted for as a merger of entities under common control; accordingly, the Company has presented its results of operations for the entire year and has not revalued any of its assets or liabilities as a result of the merger. The Company also maintained the predecessor's NASD broker/dealer registration.

On May 20, 2002, two members of the Parent purchased the equity interests of all other LLC members. In conjunction with the purchase, several members and officers resigned their positions and left the Company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and short-term investment funds. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Securities Owned and Securities Sold, Not Yet Purchased

The Company records securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value. All securities owned and securities sold, not yet purchased are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the clearing broker. The terms of the agreement permit the clearing broker to sell or repledge the securities to third parties subject to certain limitations.

(d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable lease. The Company reviews for impairment losses when events of facts indicate the carrying amount may not be recoverable.

(e) Income Taxes

The Company is organized as a limited liability company and is not subject to income taxes as a separate entity. The Company's income or loss passes directly through to the Parent.

(f) Reclassifications

Certain amounts in the financial statements for the prior year have been reclassified to conform with the current year presentation.

(3) Receivables from Brokers, Dealers, and Others

Receivables from brokers, dealers, and others includes unsettled inventory trades. The clearing broker provides the Company's principal source of short-term financing, borrowed on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

(4) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to six years, with certain renewal options for like terms.

At December 31, 2002, the Company's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases which have an initial or remaining term of one year or more were as follows (in thousands):

2003	$	378
2004		378
2005		324
2006		185
2007		—
Thereafter		—
Total	$	1,265

(5) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (Plan) for which the Company is the Plan Administrator. Wells Fargo Bank Minnesota, N.A. acts as the Plan Trustee and maintains all trust fund records on a plan year basis. The Plan covers substantially all employees.

(6) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(7) Regulatory Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of approximately $779,931, which was $530,931 in excess of the minimum requirement.

Under the clearing arrangement with the clearing broker, Banc of America Securities, the Company is required to maintain $1,300,000 net capital and comply with other requirements. At December 31, 2002, the Company was not in compliance with this net capital requirement. The clearing broker has verbally agreed to a net capital requirement of $500,000 through the first quarter of 2003.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.

(8) Related-party Transactions

Two officers loaned the Company $1,000,000 in March 2002 and subordinated their rights to other creditors. The NASD approved the loan, allowing the Company to include the principal and accrued interest as available capital.

On May 20, 2002, two officers of the Company assumed the portion of subordinated debt held by a departing officer.

During 2002, several key employees and officers invested in the Parent. The investment was recorded at cost. As a result of the investment, the Parent contributed $1,600,000 in capital to the Company.

(Continued)

(9) Subsequent Events

On December 31, 2002, the Company made a written request to the NASD to approve the early payment of its $1,000,000 subordinated debt in a transaction where the debt holders would contribute the proceeds to the Parent and the Parent would contribute the funds back to the Company as a capital contribution. In a letter dated January 7, 2003, the NASD provided the Company with their written approval of the proposed transaction. The Company recorded the transaction on January 7, 2003. As a result, $1,000,000 was transferred from liabilities to members' equity.

On January 23, 2003, an officer of the Company entered into a subordinated loan agreement to loan the Company $500,000. The loan matures February 29, 2004. The Company has filed documents with the NASD seeking approval of the loan so it may be considered available capital in determining net capital. On January 28, 2003, the NASD found the agreement to be acceptable as a subordinated agreement, effective January 31, 2003. Therefore, the loan will be considered available capital in determining net capital.